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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BIOTIME INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

09066L105

(CUSIP Number)

George Karfunkel
59 Maiden Lane
New York, New York 10038
(212) 936-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09066L105			Page 2 of 7

1.	Name of Reporting Person: George Karfunkel.		I.R.S. Identification Nos. of above persons (entities only): **

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,342,108

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,342,108

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,342,108

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

2

ITEM 1. SECURITY AND ISSUER
     This report pertains to the common shares, no par value, of BioTime, Inc., a California corporation (the “Company”).
ITEM 2.IDENTITY AND BACKGROUND
     The persons filing this statement is:
     George Karfunkel
     59 Maiden Lane
     New York, New York 10038
     Mr. Karfunkel’s principal occupation is Vice President of American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.
     Mr. Karfunkel was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
     Mr. Karfunkel has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, resulting from any civil proceeding of a judicial or administrative body of competent jurisdiction to which he was a party during the past five years.
     Mr. Karfunkel is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The information Mr. Karfunkel’s cover sheet and the information presented in response to Item 6 is incorporated by reference herein.
ITEM 4. PURPOSE OF TRANSACTION
     Mr. Karfunkel has no plans or proposals which relate to or would result in:
     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as described in Item 6. However, Mr. Karfunkel may from time to time exercise the common stock purchase warrants he owns and may purchase or sell Shares or warrants to purchase shares.
     (b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, that Mr. Karfunkel may vote his Shares in the election of directors and on any other matter that is submitted to a vote of shareholders of the Company;
     (e) Any material change in the present capitalization or dividend policy of the issuer, except as described in Item 6;
     (f) Any other change in the Company’s business or corporate structure;
     (g) Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, that Mr. Karfunkel may vote his Shares on any such matter that may be submitted to a vote of shareholders of the Company;
     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;
     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j) Any action similar to any of those enumerated above.
     The information presented in response to Item 6 is incorporated by reference herein.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) As of the date of this statement, Mr. Karfunkel beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown the cover page, which information is incorporated by reference herein. The percentage is based upon the number of shares shown as outstanding on the Company’s quarterly report on Form 10-Q for the period ending September 30, 2005 and the number of additional shares reported by the Company as having been issued in the Rights Offer (defined below).
     The Shares beneficially owned by Mr. Karfunkel include 1,413,278 Shares that maybe acquired upon the exercise of stock purchase warrants.
     (b) As of the date of this statement, Mr. Karfunkel had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the Shares shown on the cover page, which information is incorporated by reference herein.
     If Mr. Karfunkel were to exercise the 1,413,278 warrants he owns, which are all presently exercisable, he would share the sole power to vote or direct the vote, and sole the power to dispose or direct the disposition of such Shares upon the issuance of such Shares.

     (c) Information concerning transactions in the Shares by Mr. Karfunkel in the last 60 days is set forth in Item 6.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     On October 27, 2005, the Company distributed to its shareholders of record 17,871,450 subscription rights (“Rights”). The Company’s shareholders received one Right for each share owned, and the Rights entitled the holders to purchase one “Unit” for every four Rights owned (the “Rights Offer”). Each Unit consists of one new common share and one warrant to purchase an additional common share. The subscription price for the Units was $0.40 per Unit. Each full warrant entitles the holder to purchase one common share for $2.00 per share. The Rights Offer expired on December 21, 2005.
     The warrants will expire on October 31, 2010. The Company may redeem the warrants by paying $.05 per warrant if the closing price of the common shares exceeds 200% of the exercise price of the warrants for any 20 consecutive trading days, subject to certain restrictions.
     A group of private investors (the “Guarantors”) agreed to purchase Units that remain unsold at the conclusion of the Rights Offer, excluding Units that the Company had authorized to issue to fill over-subscriptions. Mr. Karfunkel was a Guarantor. As a Guarantor, Mr. Karfunkel was obligated to purchase 908,830 Units for $363,532.
     Under the Standby Purchase Agreement, the Company has agreed to pay the Guarantors a cash fee of $132,000 and to issue them warrants to purchase 600,000 common shares as consideration for their agreement to purchase unsold Units in the Rights Offer. The warrants will be exercisable at $2.00 per share and are identical to those that will be issued in the Rights Offer. The cash fees and warrants will be allocated among the Guarantors pro rata according to their respective purchase commitments. Mr. Karfunkel will receive total cash fees of $36,667 and warrants to purchase 166,667 shares. The Company has agreed to keep the registration statement in effect to permit the Guarantors to sell their shares and warrants and to exercise their warrants and sell the common shares issued upon such exercise.
     Mr. Karfunkel received one Right per share in the Rights Offer, on the same terms as other shareholders of the Company.
     Mr. Karfunkel may hold for investment purposes any common shares and warrants he owns, or he may sell common shares and warrants from time to time in the over-the-counter market at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions. He also may sell common shares in connection with the exercise of his warrants or he may hold those shares for investment purposes and sell them at later date.
     The above description of the Rights Offer, the Rights, and the warrants is a summary only, is based upon information contained in the Registration Statement on Form S-2 filed by the Company, and is qualified in all respects by the full content of the Registration Statement, including the prospectus included therein and the exhibits filed therewith.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Standby Purchase Agreement, dated September 1, 2005, between BioTime, Inc. and Cyndel & Co., Inc. and certain other persons named as Guarantors therein. (Incorporated by reference to Exhibit 1 of BioTime’s Post-Effective Amendment No. 2 to Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission September 2, 2005)
     Amendment to Standby Purchase Agreement, dated November 22, 2005. (Incorporated by reference to Exhibit 1 of BioTime’s Post-Effective Amendment No. 2 to Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission November 23, 2005)

SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.
Dated: January 4, 2006
/s/ George Karfunkel
George Karfunkel